Exhibit 77M     Van Kampen Comstock Fund




   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen Value Fund (the "Fund"), a series of the Van Kampen Series Fund, Inc., a Maryland Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Friday, May 14, 2004, at 4:00 p.m. for the purpose of approving the reorganization of the Fund into Van Kampen Comstock Fund (the surviving fund).

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Value Fund would (i) transfer all of its assets and liabilities to the Van Kampen Comstock Fund in exchange solely for Class A, B and C shares of the Van Kampen Comstock Fund, (ii) distribute such shares to the holders of shares of the Van Kampen Comstock Fund and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative: 7,624,967 shares;
Against: 233,094 shares; Abstaining: 590,310 shares.